Boston Brussels Chicago Düsseldorf Frankfurt Houston London Los Angeles Miami	Joel L. Rubinstein
Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.	Attorney at Law
Strategic alliance with MWE China Law Offices (Shanghai)	jrubinstein@mwe.com
+1 212 547 5336

October 4, 2013

VIA Hand Delivery
AND EDGAR

Mark P. Shuman

Branch Chief – Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Levy Acquisition Corp. Draft Registration Statement on Form S-1 Submitted August 30, 2013 CIK No. 0001585583

Dear Mr. Shuman:

On behalf of Levy Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated September 26, 2013, relating to the Company’s Draft Registration Statement submitted to the Commission on August 30, 2013.

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Draft Registration Statement submitted on August 30, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

United States Securities and Exchange Commission

October 4, 2013

General

1.	Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Response: In response to the Staff’s comment, the Company has filed all of its exhibits except for Exhibit 1.1 (Form of Underwriting Agreement) and Exhibit 99.4 (Consent of Director Nominee). The Company will file the Form of Underwriting Agreement and Consent of Director Nominee with a subsequent amendment to the Form S-1.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. Similarly, the Company advises the Staff that, to date, it is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, or research reports we will supplementally provide them to the Commission for review.

3.	Please provide disclosure in an appropriate section of the prospectus explaining how you determined the pricing of the private placement warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 63 and 101 to explain how it determined the pricing of the private placement warrants. The Company determined to issue the warrants at a purchase price of $1.00 per warrant by analyzing warrant trading prices of eight similarly structured blank check companies that have not yet announced a business combination. The range of recent closing prices of these warrants was $0.22 to $0.80. In addition, these prices do not account for the liquidity discount applicable to the private placement warrants as a result of the transfer restrictions to which they are subject. The Company also considered the fact that a purchase price of $1.00 per private placement warrant would cause fewer warrants to be issued than if the purchase price were less than $1.00 per warrant, thereby resulting in less potential dilution. Furthermore, the Sponsor agreed to pay $1.00 per private placement warrant for 4,750,000 warrants (or up to 5,200,000 warrants if the underwriters’ overallotment option is exercised in full).

United States Securities and Exchange Commission

October 4, 2013

4.	We note the following from your disclosure in the prospectus:

•	Your sponsor, executive officer, directors, and director nominees have agreed, pursuant to a written agreement, that they will not propose any amendment to your amended and restated certificate of incorporation that would affect your obligation to redeem in the event you do not complete a business combination within the requisite period.
•	Levy Family Partners has granted you a right of first refusal with respect to an acquisition of 50% or more of the outstanding voting securities of any company or business in the restaurant or hospitality industry whose fair market value is at least equal to 80% of the balance of the trust account.
•	Your agreement with an affiliate of your sponsor for the use of office space, secretarial and administrative services, and reimbursement for a portion of compensation paid to certain of its personal that will work on your behalf.
•	Your sponsor, executive officers, and independent directors have agreed not to participate in the formation of, or become an officer or director of, any other blank check company until you have entered into a definitive agreement regarding, or have failed to complete within the required timeframe, your initial business combination.

Please tell us how each of these agreements is memorialized, and ensure that the agreements, or written descriptions of the agreements, are filed as exhibits to the registration statement. To the extent that certain of the agreements that are to be filed, such as your form of letter agreements to be filed as Exhibits 10.2(a) and (b), memorialize some or all of these arrangements, please advise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

•	Pursuant to Section 2 of the letter agreements filed as Exhibits 10.2(a) and 10.2(b) to the Form S-1, the Company’s sponsor, executive officers, directors and director nominees agree to not propose any amendment to the Company’s amended and restated certificate of incorporation that would affect the Company’s obligation to redeem in the event that the Company does not complete a business combination within the requisite period.
•	Pursuant to Section 1 of the Right of First Refusal and Corporate Opportunities Agreement, filed as Exhibit 10.11 to the Form S-1, Levy Family Partners will grant the Company prior to the initial public offering a right of first refusal with respect to an acquisition of 50% or more of the outstanding voting securities of any company or business in the restaurant or hospitality industry whose fair market value is at least equal to 80% of the balance of the trust account.

United States Securities and Exchange Commission

October 4, 2013

•	Pursuant to Section 6 of the letter agreement filed as Exhibit 10.2(a) to the Form S-1, the Company’s sponsor and executive officers have agreed not to participate in the formation of, or become an officer or director of, any other blank check company until the Company has entered into a definitive agreement regarding, or has failed to complete within the required timeframe, the Company’s initial business combination. Pursuant to Section 5 of the letter agreement filed as Exhibit 10.2(b) to the Form S-1, the Company’s independent directors have agreed not to participate in the formation of, or become an officer or director of, any other blank check company until the Company has entered into a definitive agreement regarding, or has failed to complete within the required timeframe, the Company’s initial business combination.

Summary, page 1

5.	We note that you have included extensive disclosure regarding the experience of members of your management team in the Summary as well as the Proposed Business and Management sections of your prospectus. The prospectus summary should be brief and should not contain all the detailed information contained elsewhere in the prospectus. The Summary should only provide a brief introduction to the relevant experience of each of your officers. Please revise accordingly, eliminating any unnecessarily detailed disclosure. We refer you to Item 503(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Summary to provide only a brief introduction to the relevant experience of each of the Company’s officers and has eliminated some of the detailed disclosure from the Summary.

6.	Expand the text on page 11 regarding the transfer restrictions on founder shares to describe concisely the “certain limited exceptions,” or if the exceptions are not amenable to presentation in the summary, provide a cross-reference to the page number of the prospectus where a materially complete description of the exceptions is presented clearly and concisely.

Response: In response to the Staff’s comment, the Company has revised the text on page 10 to provide a cross-reference to page 99 of the prospectus, which contains a complete description of the exceptions to the transfer restrictions of the founder shares.

United States Securities and Exchange Commission

October 4, 2013

Risk Factors, page 24

7.	Please ensure that each subcaption in this section concisely describes the risk posed by a condition or uncertainty. We note, for example, the subcaption beginning “We may see investment opportunities with a financial unstable business . . .” on page 36 does not describe the risk posed by the identified condition or uncertainty. We also note as a further non-exclusive example that the subcaption beginning “In order to effectuate our initial business combination . . .” on page 44 does not concisely describe a resultant risk to the company or its investors. Please revise.

Response: In response to the Staff’s comment, the Company has revised the subcaptions in the Risk Factors section to ensure that each subcaption provides a description of the risk posed.

8.	Certain of your risk factors do not describe risks that are unique to the company and this transaction, and appear to be risks that could apply to any issuer or any offering. We note, as an example, the risk factor beginning “Changes in laws or regulations…” on page 32. Please revise. We refer you to Item 503(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Risk Factors section to remove risks that could apply to any issuer or any offering.

9.	Please review your risk factors and revise to remove any mitigating language. For example, we note your risk factor beginning “If third parties bring claims against us . . .” on page 30. Each risk factor should discuss the risk presented and provide a minimum amount of contextual information to facilitate an understanding of the conditions and uncertainties that give rise to such risk and the scope of the risk. You may discuss mitigating factors elsewhere in the prospectus.

Response: In response to the Staff’s comment, the Company has revised the risk factor on pages 30-31 to remove mitigating language.

“Our directors may decide not to enforce the indemnification obligations of Lawrence F. Levy . . . ,” page 31

10.	Please briefly describe under what circumstances your directors might elect not to take legal action on your behalf to enforce Mr. Levy’s indemnification obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 to describe the circumstances under which the Company’s directors might elect not to take legal action on the Company’s behalf to enforce Mr. Levy’s indemnification obligations.

United States Securities and Exchange Commission

October 4, 2013

“Our executive officers and directors will allocate their time to other businesses . . . ,” page 38

11.	Please disclose here the minimum amount of time your officers anticipate dedicating to the company on a per-week or per-month basis, if ascertainable. Alternatively, please disclose the number of hours per-week your officers are committed or may provide to their other affairs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 to include the minimum amount of time the Company’s officers anticipate dedicating to the Company on a per-week basis.

Proposed Business, page 65

12.	Please revise the relevant disclosure in this section, and elsewhere as appropriate, to provide a more balanced, individualized, and factually-based discussion of the prior performance and experience of each of your officers that will be engaged in the process of identifying and selecting a suitable business for your initial business combination. For example, your amended disclosure should address the following:

•	Details and factual information regarding prior transactions and your officers’ involvement, including what role such officers played and what specifically was used to gauge the success of such transactions. Further, you should describe what specific accomplishments each officer achieved through such prior transaction that demonstrates relevant experience and expertise.
•	The extent to which, if at all, your officers have engaged in a transaction of similar size to the one you propose to undertake. If none, you should so state prominently in the disclosure in your Summary. Note for any transactions that are described how each compares in size to the proposed initial acquisition. Consider providing quantitative data on each such prior transaction that demonstrates the relevant impact of each such transaction.
•	Balance any disclosure of prior accomplishments with a description of any significant difficulties experienced in any aspect of the prior transactions from which your officers gained their relevant experience. This should include, for example, a description of any difficulties encountered in identifying, negotiating, effecting, or integrating such prior acquisitions. Also consider including an acknowledgement, to the extent applicable, of the lack of experience of any officers in engaging in a transaction of the size, complexity, or form as the one you propose.

Response: In response to the Staff’s comment, the Company has revised the disclosure to provide a more balanced, individualized, and factually-based discussion of the prior performance and experience of each of the Company’s officers that will be engaged in the process of identifying and selecting a suitable business for the Company’s initial business combination.

United States Securities and Exchange Commission

October 4, 2013

Redemption of public shares and liquidation if no initial business combination, page 81

13.	We note that your disclosure in the risk factor on page 30 that you “have not independently verified whether Mr. Levy has sufficient funds to satisfy his indemnity obligations” but that you “currently believe Mr. Levy is of substantial means.” Please tell us what steps you have taken to support this belief, and what steps, if any, have been taken to determine whether Mr. Levy will have sufficient funds to cover any potential claims to which he has agreed to be liable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has not taken any steps to support this belief and therefore has changed the sentence to reflect the fact that the Company has not asked Mr. Levy to reserve any funds and cannot guarantee that Mr. Levy will be able to satisfy any such claims.

Principal Stockholders, page 98

14.	Footnote 3 contains a disclaimer of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Response: In response to the Staff’s comment, the Company has deleted the disclaimer of beneficial ownership from footnote 3 on page 98.

Certain Relationships and Related Party Transactions, page 101

15.	Please provide the disclosure required by item 404(b) and (c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102-103 to describe the policies and procedures that the Company will have in place with respect to related party transactions. The Company respectfully advises the Staff that the disclosure contained on pages 102-103 with respect to the transactions involving the Company’s Sponsor describes the only items of value received or to be received by the Company’s promoter from the registrant.

United States Securities and Exchange Commission

October 4, 2013

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems

cc:	Luna Bloom, Staff Attorney